UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Business Center 1, M Floor

The Meydan Hotel

Nad Al Sheba, Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note:

The Registrant is furnishing this Report on Form 6-K to provide its unaudited interim financial statements for the six months ended September 30, 2022.

Exhibit No.	Description of Exhibit
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the six months ended September 30, 2022
99.2	Management Discussion & Analysis for the six months ended September 30, 2022
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2023

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
	Title:	Chief Executive Officer

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